
February 13, 2012

Via E-Mail
Mr. John K. Keach, Jr.
President and Chief Executive Officer
Indiana Community Bancorp
501 Washington Street
Columbus, IN 47201

Re: **Indiana Community Bancorp**
Registration Statement on Form S-3
Filed January 31, 2012
File No. 333-179254

Dear Mr. Keach:

We have limited our review of your registration statement and response letter dated February 8, 2012 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Securityholders, page 9

1. We note your response to prior comment 2 in our letter dated February 6, 2012. In your next amendment please revise your disclosure to include the information provided in your response.

Item 16. Exhibits

Exhibit 5.1, page II-2

2. We note your response to prior comment 3 in our letter dated February 6, 2012. It is inappropriate for counsel to assume the due authorization of all certificates, documents, and records examined, which constitutes a legal conclusion underlying the opinion. Please revise to remove this assumption.

<u>Signatures</u>

3.   We note your response to prior comment 3 in our letter dated February 6, 2012. Prior to effectiveness you will need to file an amended registration statement that includes the appropriate designations, rather than undertake to include the appropriate descriptions in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have questions or comments please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or David Lin, Staff Attorney, at (202) 551-3552. If you require further assistance, you may contact me at (202) 551-3698.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief